                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF DECEMBER 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Press release requested by CONSOB (the Italian Securities and Exchange Commission) pursuant to art. 114 of Legislative Decree 58/1998

Rome, 2 December 2013

The information that Consob has required to be disseminated by means of a press release to be issued before the opening of the MTA on 2 December 2013, by order dated 28 November 2013, pursuant to Article 114, paragraph 5, of Legislative Decree no. 58/1998

Mandatory Convertible Bond

On 7 and 8 November last, the Company announced the launch and placement by its wholly owned subsidiary Telecom Italia Finance S.A. of a bond issue, guaranteed by Telecom Italia, with mandatory conversion into ordinary shares of the latter, with maturity in November 2016 and for an amount of 1.3 billion euros (Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.). The bond issue was structured in two series, convertible into ordinary and savings shares, respectively, although with declared preference for placement of the bonds convertible into ordinary shares. The demand for the issue was such that this result was achieved comfortably.

The Bond Issue terms and conditions were published after settlement (15 November 2013) and are available (also in Italian, for information purposes only, with the original text in English prevailing in case of inconsistency) at www.telecomitalia.com, where the following are available as well:

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the Directors' report to the Extraordinary Shareholders' Meeting of 20 December 2013, explaining the proposed increase of share capital to service the bond issue;

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the Fairness Opinion on the issue price of the conversion shares, issued by Independent auditors Pricewaterhouse Coopers S.p.A., pursuant to applicable law.

At Consob's request, the Company would point out that the operation was structured as a bond issue offered in an undifferentiated way to qualified investors, but with the express indication that to qualified investors who were already shareholders and had so requested, the banks appointed to place1 the bonds could grant priority treatment in the bond allocation process when executing the placement. After the placement , the subscribers included some entities who were ascertained afterwards to be  registered in the Company shareholders register (the last general updating of which was undertaken at the time of payment of the 2012 dividend), for a total of just under 846 million ordinary shares (corresponding to approximately 6.303% of the capital of this category). The corresponding information on the holders of savings shares is not available. It should also be noted:

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that the names of the subscribing entities and the shareholder registered in the Shareholders' Register are fully identical in a more limited number of subjects, that hold approximately 768 million ordinary shares (corresponding to 5.726% of the capital of this category);

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that the intrinsic limits of the evidence in the Shareholders' Register (which is, in any event, not updated in real time), and the differentiated nature of the subscribers to the bond issue (which include some asset management companies) makes it impossible to identify the number of shares of the Company they beneficially own and/or the number of shares directly or indirectly owned by the economic groups they may be part of ;

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that the Company therefore considers the percentages indicated to be substantially underestimated.

Applications for priority treatment in the allocation process were made by  three subscribers and the treatment consisted of priority, for investors who declared themselves as shareholders, in the allocation of  their orders over the orders of investors who were not shareholders: the appointed banks assigned to shareholder investors a number of bonds exactly in line with their requests.

Telefónica S.A., which, according to information in the public domain, is the main shareholder of Telecom Italia’s reference shareholder Telco S.p.A which, holds 22.387%  of the ordinary share capital of Telecom Italia, also requested this treatment, in relation to an order of 103 million euros. Telefónica S.A. holds 66% of the total share capital of Telco S.p.A. and 46.18% of the capital with voting rights; however it is not directly registered in the Telecom Italia shareholders' register.

Consob has also asked the Company to explain why some qualified U.S. investors were allowed to subscribe to the bond issue, although the financial notice disseminated by the Company on 7 November stated that the bond issue would be placed outside the United States of America (as prescribed in Regulation S of the U.S. Securities Act 1933, as amended), in addition to Australia, Canada and Japan. The reference is to BlackRock, which - as also reported in the press - invested 200 million euros in subscribing to the bond issue, making it the major subscriber, with a 15.38% share of the total.

Here it should be stated that during book building the asset manager informed the banks appointed to place the issue that it was interested in subscribing to the bonds issued by Telecom Italia Finance S.A. using a U.S. based entity, with what resulted in the largest of the orders received. Given

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 the high quality of the investor (which, as BlackRock Inc. declared to Consob on 8 October 2013 that it held a total of 5.133% of the total ordinary shares of Telecom Italia, for non-discretionary investment management, through its controlled companies or trusts that directly hold the shareholding, as explained in the information available on the website www.consob.it) and

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the circumstance that this investor was willing to purchase the bonds despite the offer not being registered in the US, by virtue of an exemption also referred to in the disclaimer in the footnote to the notice announcing the launch of the initiative, based on obvious considerations of advisability and advantage, Blackrock was singularly permitted to access the final allocation.

As to the use of the proceeds, the Company - as illustrated in the Directors' report - focused on structuring an instrument that, with the sale of the Argentine assets (see below for details), would ensure that strengthening of its financial position was immediately certain and, together with the other measures presented with the 2014-2016 Industrial Plan, would:

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increase the financial flexibility of the Group, and at the same time reduce the need for and risks of refinancing;

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allow the Group to face the changed rating situation and passage to sub-investment grade with the necessary prudence.

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guarantee that the options to further deleverage can be considered more calmly,  taking also into consideration the progress of the business.

A mandatory convertible bond issue was considered the instrument that would be most efficient in achieving these objectives. The contribution of the bond issue to strengthening the financial position of the Group will actually occur when the bonds will be converted on maturity into Company shares (November 2016). In the meantime, the cash generated by the bond placement, remaining available to issuer Telecom Italia Finance S.A., will be invested in accordance with Group policy, in investments with medium-low risk levels in money market instruments (such as deposits, euro commercial papers and monetary funds) and/or in the bond market (government and corporate bonds).

Finally, it should be noted that Consob has also requested that the following information be announced to the public:

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the chronological reconstruction of the decision-making process that led to the approval of the convertible bond issue operation, with a share capital increase in connection therewith;

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the opinions of the Company and the Board of Statutory Auditors on the timing and arrangements for involving the Telecom Italia Shareholders' Meeting for the convertible bond issue, for deciding on the exchange ratio and the period and arrangements for bond conversion, the related increase of the share capital and for the disapplication of the preferential subscription right;

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the considerations of the Company and the Board of Statutory Auditors on the relevance of the subscription of the convertible bond by Telefonica S.A., with reference to the provisions regarding transactions with related parties.

The Company will comply with the request at the conclusion of the decision-making process of the Board of which the Control and Risk Committee of the Company asked for implementation in relation to the profile of subscription of the bond issue by persons qualifying as related parties of Telecom Italia, which is scheduled to conclude at the board meeting called for 5 December 2013.

Sale of Telecom Argentina

On 7 November 2013 the Company announced that the Board of Directors had on that day considered an offer for the direct and indirect Group holding in Telecom Argentina S.A., conferring a mandate on the management to finalise the transaction at the conditions it considered to be in the best interest of the Company. The confirmation of this mandate, during the Board meeting called to consider the sale process in greater depth, was announced to the public on 11 November, with subsequent broad disclosure regarding acceptance of the offer from the Fintech group, the signing of the agreements to sell its entire holding in Telecom Argentina, whether owned directly or through Telecom Italia International N.V., Sofora Telecomunicaciones S.A., Nortel Inversora S.A. and Tierra Argentea S.A., as well as their terms and conditions, and their effects (cf. press release issued early on the morning of 14 November 2013).

As requested by Consob, it is emphasised that, pursuant to the contracts signed for the sale of this asset, Telecom Italia will receive considerations totaling 960 million dollars. Telecom Italia's indirect holding in Telecom Argentina is composed of two share packages owned through different companies, which together give Telecom Italia a 22.7% economic interest in the Argentina Business Unit.

The assessments of the fairness of the Fintech offer are based on analyses of the value of the underlying asset carried out using the normal valuation methods, i.e. the Discounted Cash Flow (on both internal projections and on projections derived from the analysts' consensus) and the market benchmarks such as multiples ("comparable companies & transactions"), stock exchange listings (particularly Telecom Argentina American Depository Receipts (ADR) on the New York Stock Exchange) and the opinions of financial analysts published in the dedicated research reports on Telecom Italia and Telecom Argentina. In taking the decision to sell the shareholding, the Company also took account of the great complexity of the context and the local macroeconomic scenario, the difficulties this creates for an international investor, as well as the strategic priorities of Telecom Italia in terms of investment and deleveraging plans.

The fairness opinions on the Fintech offer were supported by the fairness opinion issued by Citiroup as financial advisor to the Telecom Italia Group in the affirmation of the transaction. For its part, the Telecom Italia Control and Risks Committee also acquired a fairness opinion from Barclays Group, and reported to the Board of Directors its consultant's view that the total consideration agreed was reasonable and justified.

Consob also requires specific disclosure about the involvement of related parties in the affair, with specific reference to Telefónica S.A. and Assicurazioni Generali S.p.A., supplying its considerations regarding the applicability of the rules on related party transactions and on Director's interests to the operation, and regarding the way in which these rules may have been applied, in practice.

In this respect, it should be noted that on 7 November 2013 the Board of Directors of Telecom Italia examined the offer received from Fintech in a separate meeting, to which Directors Cesar Alierta and Julio Linares (Chairman and Vice Chairman of the Board of Directors of Telefónica S.A. respectively) were not called and in which they did not participate, pursuant to the "Procedure for implementing commitments assumed as of 13 October 2013 with the Argentine Comisión Nacional de Defensa de la Competencia", available on the website www.telecomitalia.com

After extensive discussion, based on the explanatory report received, and on the considerations of the Control and Risk Committee (which had been informed of the operation on 30 October, therefore deciding to commission the fairness opinion from Barclays mentioned above, and it started the case with the support of the advisor and the management on 6 November 2013), the Board of Directors conferred a mandate to finalise the operation at the conditions deemed to be in the best interest of the Company as announced in a press release disseminated on the evening of 7 November. The resolution was approved unanimously by the Directors present, Aldo Minucci – Vice Chairman, Marco Patuano – Chief Executive Officer, Lucia Calvosa, Gabriele Galateri, Renato Pagliaro, Angelo Provasoli, Mauro Sentinelli and Luigi Zingales (Directors Tarak Ben Ammar, Massimo Egidi, Jean Paul Fitoussi and Gaetano Miccichè were absent; as explained above, Cesar Alierta and Julio Linares did not participate).

During the debate, Director Galateri, also in his capacity as Chairman of the Board of Directors of Assicurazioni Generali S.p.A., raised the issue of the relations between the Generali Group and the Werthein Group (indirect shareholder of Telecom Argentina, in that it is the minority partner of Telecom Italia in the Sofora vehicle, through which Telecom Italia exercises control over Telecom Argentina), pointing out, in particular, that the former is a creditor of the latter. For transparency and caution, Mr. Galateri therefore invited the Board to make further enquiries at the offices of Assicurazioni Generali.

The enquiries were made on the morning of Friday 8 November, acquiring the details and evolution of the contractual relationship between Generali Group and Werthein Group. The Chief Executive Officer consequently invited Mr. Galateri to supplement the information thus acquired, if necessary, adding that - based on said information - the presence of elements of significant interest could be excluded, given the possible successful sale of the Group's holding in Argentina to Fintech, and hence correlations such as to suggest the need for further information could also be excluded. The communication was transmitted for information to the Chairman of the Board of Statutory Auditors, and to Mr. Fitoussi, given his interim position as chair of the Control and Risks Committee.

Having been informed of the situation by Mr. Fitoussi,

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Mrs. Calvosa (a member of the Control and Risks Committee) communicated that, having emphasised in the meeting that the total absence of any relationship between the subjects involved in the operation and the Telco shareholders would be a conditioning factor, she would, in light of the new elements that had emerged, be voting against the operation;

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Mr. Zingales (also a member of the Control and Risks Committee) asked that the Board not proceed to finalise the operation until the affair had been fully clarified.

In light of all the above, the Vice Chairman and Chief Executive Officer deemed it appropriate to recall the Board of Directors (again in a separate meeting, excluding Directors Cesar Alierta and Julio Linares, as above) on 11 November 2013, to share the details on the extent of Mr. Galateri's interest in the operation as Chairman of Assicurazioni Generali with the whole Board of Directors.

On 11 November 2013, the Board of Directors, having acknowledged the clarifications received from Mr. Galateri, agreed

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that the issue was not characterised by those elements that are characteristic of transactions with related parties;

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that, also in light of the disclosure made by Mr. Galateri regarding the interest of Assicurazioni Generali S.p.A. in the operation, the sale was advantageous for Telecom Italia, and therefore confirmed the mandate conferred on 7 November 2013.

The resolution passed with the votes in favour of Directors Aldo Minucci – Vice Chairman, Marco Patuano – Chief Executive Officer, Massimo Egidi, Jean Paul Fitoussi, Gabriele Galateri, Gaetano Miccichè, Renato Pagliaro, Mauro Sentinelli; votes against Lucia Calvosa and Luigi Zingales; absent  Directors Angelo Provasoli and Tarak Ben Ammar; not participating Directors Cesar Alierta e Julio Linares.

Mrs. Calvosa explained that her vote against the proposal was due to the absence of contra party impartiality, which she had previously set as a condition for her favourable vote in the meeting of 7 November 2013, reiterating the comments she made at that time. Mr. Zingales justified his vote against the proposal, adducing that he did not consider himself sufficiently informed to support the decision.

Taking account of the above preamble, the Company considers that the sale does not qualify as a transaction with a related party, since there is no factual basis for the relation of the contractual contra parties with Telecom Italia, and more precisely, since there is no kind of direct or indirect transfer of resources between Telecom Italia and its related parties, which is the regulatory requirement for a transaction to be considered "with a related party" in the meaning referred to in the Italian Civil Code and Consob Regulation no.17221/2010 on this topic.

On the other hand, it is self-evident that director interests exist, albeit only indirect ones, namely

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for Directors Alierta and Linares, regarding Telefónica S.A, although this interest does not trigger the application of the civil law provisions on directors' interests, since it has been recognised as a one-off ex ante situation, which consequently led to the application of specific and absorptive procedural precautions adopted by the Board of Directors for self-regulatory purposes: cf. the aforementioned  "Procedure for implementing the undertakings given effective from 13 October 2010 with the Comisión Nacional de Defensa de la Competencia";

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for Mr. Galateri, with reference to Assicurazioni Generali S.p.A., whose interest did trigger the application of the civil law provisions, with the disclosure made in the meeting of 7 November and completed in the especially called meeting of 11 November 2013 in which, after the reporting of the details of the extra-company interest of this Director in the initiative, the full Board confirmed its previous resolution, regarding the broad mandate to finalise the sale.

As well as asking the Company to submit its views on the applicability of the regulations on transactions with related parties and the regulations on Directors' interests, Consob also asked the Board of Statutory Auditors to do so. These considerations are reported in full below.

Statement of the Board of Statutory Auditors of Telecom Italia S.p.A. regarding Consob's request for information pursuant to article 114, paragraph 5, Legislative Decree 58/98

In a letter dated 28 November 2013 (proceedings: 6349/2013), Consob asked the Board of Statutory Auditors of Telecom Italia S.p.A. - among other things - to submit its views on the "applicability to the operation" involving the sale of shareholdings held by the Group in Argentina "of the rules governing operations with related parties and civil law regarding directors' interests, and on the means by which these rules may have been applied in practice in the decision-making process that led to the approval of the sale".

The Board of Statutory Auditors supervised the operation (i) during meetings of the Control and Risk Committee on 30 October and 6 November 2013, both held jointly with the Board of Statutory Auditors itself, (ii) during meetings of the Board of Directors on 7 and 11 November 2013, and (iii) during its own meetings of 11, 12, 20, 28 and 29 November 2013.

The control Body, which was assisted by its legal consultant, examined, besides the documentation submitted to the Board of Directors' meetings of 7 and 11 November 2013 and the comments of the Control and Risk Committee, the contractual documentation relating to the operation and the legal and economic and financial opinions obtained.

As a result of the investigations carried out, the Board of Statutory Auditors was satisfied that:

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the premises did not exist for the operation to be viewed as an operation with related parties pursuant to Consob Regulation no. 17221/2010 and subsequent amendments and to the appropriate procedure adopted by the Company;

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civil law regarding directors' interests pursuant to article 2391 of the Italian Civil Code had been applied.

With specific reference to this last point, the Board of Statutory Auditors noted the statements made by Director Gabriele Galateri (also in his capacity as Chairman of Assicurazione Generali S.p.A.) at the Board of Directors' meetings of 7 and 11 November, with regard to existing relations between the Assicurazioni Generali Group and the Werthein Group (indirect shareholder of Telecom Argentina).

The control Body also noted that, during the meetings of the Board, proper analysis was carried out of the reasons for the operation and its benefits for the Company, the operation having been approved by the Board of Directors at both of the aforesaid meetings, two Directors having voted against it only at the second meeting.

Brazil

Finally, Consob asked the Company to express its considerations regarding comments that had appeared in the national press regarding a recent decision by the Brazilian Conselho Administrativo de Defesa Econômica (acronym: CADE) regarding changes to the existing agreements between the shareholders of the relative majority shareholder Telco S.p.A. (Intesa San Paolo S.p.A., Mediobanca S.p.A., companies belonging to the Generali Group, and Telefónica S.A.), with particular reference to the potential effects of the investigation by the Authority on maintaining the objectives identified in the strategic plan and communicated to the market on 7 November 2013, indicating whether any offers to purchase the Group's shareholding in Tim Brasil had been received or if any contacts with potential buyers were under way.

In this respect we should point out that the decision consists of an opinion of the Procuradoria Geral Federal of CADE, which has also been notified in recent days to Tim Brasil as an intervener in the Termo de Compromisso de Desempenho signed in April 2010 by the shareholders of Telco S.p.A., and referred to in point A of the "New procedure for compliance with the Agreement of 28 April 2010 with the Conselho Administrativo de Defesa Econômica", available at www.telecomitalia.com. This opinion, which is issued as part of the activity to verify compliance with the aforesaid Termo de Compromisso de Desempenho, also considered the operation referred to in the agreements signed between the shareholders of Telco S.p.A. on 24 September 2013, proposing that:

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a fine be charged to Telefónica S.A.;

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an analysis be carried out of the possibility of reviewing the authorisation granted for the so-called Telco operation, which led to the Termo de Compromisso de Desempenho, subject to the possibility to require Telefónica S.A. immediately to sell the new Telco S.p.A. shares purchased and forbidding it from purchasing any amount or category of shares in the capital of Telco S.p.A. or any company in the Telecom Italia Group operating directly or indirectly in Brazil.

The proposed fine is no obstacle to a review of the authorisation previously granted, nor to the adoption of the aforesaid measures against Telefónica S.A.. The Superintendente Geral has approved the proposal, which will therefore be examined during a plenary session of the Authority according to a schedule that is as yet unknown.

As things stand, the Company refrains from commenting on an administrative proceeding that is still in its initial stages, to which it is a subject rather than an active party, but which it is closely monitoring, in accordance furthermore with the recommendations of the Control and Risk Committee. As stated in the Directors' Report to the Ordinary Shareholders' Meeting of 20 December 2013, said Committee has, among other things, appointed an independent legal advisor to monitor developments in the potential consequences for the Company of the agreements between the shareholders of Telco S.p.A. of 24 September 2013 and has asked to report on this matter to the Board of Directors meeting called for 5 December 2013, with a view to taking any appropriate decision.

At the same time, the Company reaffirms the strategic importance for the Group of its shareholding in Tim Brasil and in the Brazilian market, denying that there are any ongoing contacts with potential buyers of the subsidiary, that a sale or combination with other operators are being pursued or that purchase offers have been received, not even unsolicited. In Brazil, the Telecom Italia and Telefónica Groups continue to be competitors and parties to a fair contest, in strict compliance with local rules, particularly, as far as Telecom Italia is concerned, with the aforementioned "New Procedure for compliance with the Agreement of 28 April 2010 with the Conselho Administrativo de Defesa Econômica”. Telecom Italia wishes to make clear that the rumours of presumed plans for the deconsolidation and/or total or partial valuation of the Brazilian asset, described and repeated by journalists, pundits and analysts are inferences wholly without foundation.

Telecom Italia Ufficio Stampa +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Footnotes

This refers to BNP Paribas, J.P. Morgan Securities plc, Morgan Stanley & Co. International plc, as Joint Global Co-ordinators and Joint Bookrunners; Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Deutsche Bank Ag (London Branch), Banca Imi S.p.A, Mediobanca - Banca di Credito Finanziario Società per Azioni, Ubs Limited, Unicredit Bank Ag (Milan Branch) as Co-Bookrunners.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 2nd, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager